UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to

Commission file number 0-6365

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

APOGEE ENTERPRISES, INC.

401(K) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

APOGEE ENTERPRISES, INC.

7900 Xerxes Ave S. Suite 1800,

Minneapolis, MN 55431

Apogee Enterprises, Inc.

401(k) Retirement Plan

Financial Statements as of and for the

Years Ended December 31, 2009 and 2008,

Supplemental Schedule as of December 31, 2009,

and Report of Independent Registered Public

Accounting Firm

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

Apogee Enterprises, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Apogee Enterprises, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche, LLP

Minneapolis, Minnesota

June 29, 2010

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

	2009	2008

PARTICIPANT-DIRECTED INVESTMENTS — At fair value	$193,232,646	$157,333,946

CONTRIBUTIONS RECEIVABLE:
Employer	3,785,010	4,376,409
Participants	87,165	—

Total contributions receivable	3,872,175	4,376,409

CASH	1,230,696	820,026

NET ASSETS AVAILABLE FOR BENEFITS — At fair value	198,335,517	162,530,381

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(576,799)	298,976

NET ASSETS AVAILABLE FOR BENEFITS	$197,758,718	$162,829,357

See notes to financial statements.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

NET ASSETS AVAILABLE FOR BENEFITS — At beginning of year	$162,829,357	$208,204,950

INCREASES (DECREASES) DURING THE YEAR:
Net realized and unrealized appreciation (depreciation) of investments	35,836,512	(55,505,478)
Interest and dividend income	3,619,696	2,629,695
Loan interest income	534,904	674,143
Employee contributions	8,339,707	9,594,127
Employer contributions	6,477,504	7,573,300
Rollover contributions	178,326	289,130
Transfer from the Tubelite Plan	—	1,986,426
Transfer to the Precision Wall Systems Plan	—	(1,180,483)
Distributions to participants	(19,980,279)	(11,388,371)
Administrative expenses	(77,009)	(48,082)

NET ASSETS AVAILABLE FOR BENEFITS — At end of year	$197,758,718	$162,829,357

See notes to financial statements.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1.	SUMMARY DESCRIPTION OF THE PLAN

The following description of the Apogee Enterprises, Inc. 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan sponsored and administered by Apogee Enterprises, Inc. (the “Company”) for the benefit of all eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective December 31, 2004, the Tru Vue Local 73 Pension Plan (the “Tru Vue Plan”) was frozen and the assets were merged into the Plan. Effective January 1, 2005, Company contributions are made to the Plan for those eligible employees who are part of the Tru Vue Plan as outlined in the agreement (the “Tru Vue Union Agreement”) between Tru Vue, Inc. and the General Service Employees Union, Local No. 1 of the Service Employees International Union, AFL-CIO (the “Tru Vue Union”). Also, as of January 1, 2005, participants of the Tru Vue Plan are allowed to make pretax contributions into the Plan. No Company matching contributions are made on these employee pretax contributions.

Effective May 1, 2008, the assets of the Tubelite, Inc. 401(k) Profit-Sharing Retirement Plan (the “Tubelite Plan”) were merged into the Plan. The Tubelite Plan was merged into the Plan due to the Company’s acquisition of Tubelite, Inc. on December 21, 2007. Included in this transfer were the assets of the members of the Local No. 1586 United Auto Workers Union (the “Tubelite Union”). The Tubelite Union participants are allowed to make pretax contributions into the plan, and Company matching contributions are outlined in the agreement (the “Tubelite Union Agreement”) between Tubelite, Inc. and the Tubelite Union.

Effective May 6, 2008, assets were transferred to the Precision Walls Systems, Inc. 401(k) Retirement Plan (the “Precision Walls Systems Plan”) as a result of the Company’s sale of one of its installation locations.

Plan Administrator and Trustee — The Company has appointed a committee consisting of certain Company officers and employees to be the Plan administrator. State Street Bank and Trust (the “Trustee”) holds the Plan’s investments in a trust, executes investment transactions, and collects and allocates the related investment income based on employee elections.

Eligibility — Under the terms of the Plan, a nonunion employee, or a union employee within a union agreement to participate, scheduled to work 1,000 hours in a 12-month period shall be eligible to participate in the Plan upon attaining age 21 and completing 90 days of qualified service.

Contributions — Participants may elect to have 1% to 60% of their compensation withheld and contributed to their basic account in the Plan, subject to the Internal Revenue Service (IRS) pretax contribution limits. Participants are automatically enrolled into the Plan at a deferral rate of 3% of their compensation. For those participants who were automatically enrolled in the Plan and had not modified their deferral rate, the Plan adds a 1% increase to their deferral as of the anniversary date of hire, until a deferral rate of 6% is achieved. Participants can choose at any time to discontinue contributions. For the years ended December 31, 2009 and 2008, the Company contributed for eligible nonunion participants an amount equal to 30% of the first 6% of base compensation that participants contributed to the Plan. For the years ended December 31, 2009 and 2008, the Company contributed for eligible Tubelite Union participants an amount equal to 30% of the first 6% and 25% of the first 6%, respectively, of base compensation to participants who contributed to the Plan, per the terms of the Tubelite Union Agreement.

Additionally, the Company contributes to nonunion participants an amount determined as a percentage of the participant’s eligible compensation and years of service with the Company. In order to receive an annual contribution, the eligible participant must have completed 1,000 hours of qualified service during the Plan year and be an active employee on December 31. Employer contributions are 3% for less than 10 years of service, 4% for more than 10 years but less than 20 years of service, and 5% for 20 years or more of service. These Company contributions are designed to accumulate funds needed to provide retirement benefits to the Company’s employees. Effective January 1, 2009, the Plan was amended to make this Company contribution discretionary.

Participants who are members of the Tru Vue Union do not have their employee contributions matched by the Company. The Company contributes to Tru Vue Union participants an amount determined by the Tru Vue Union Agreement. The Company made a contribution in the amount of $31,908 in 2009 and $38,904 in 2008 for eligible members of the Tru Vue Union, which is included within employer contributions receivable in the statements of net assets available for benefits. While none have been made to date, the Company may also make additional discretionary profit-sharing contributions to all eligible participants. The Plan also allows participants to roll over lump-sum payments from other qualified plans.

Participants may make daily elections as to the investment of their employee pretax and Company contributions. Participants have the opportunity to direct all money allocated to their accounts. Participants can choose among 24 mutual funds and common collective trust funds plus Company stock. These investment elections must be made in 1% increments with no more than 20% invested in the Company Stock Fund.

Vesting — Participants’ pretax contribution accounts are 100% vested at all times. Participants become 100% vested in their Company contribution accounts after completing three years of qualified service with the Company or in the event of death, disability, or retirement. Forfeitures of nonvested discretionary employer accounts and employer matching accounts are used to reduce the Company’s contribution. Forfeitures from participants were approximately $193,000 in 2009 and $119,000 in 2008.

Loans — The Plan allows participants employed by the Company to borrow up to 50% of the participant’s vested account balance, with a minimum of $500 and a maximum of $50,000 reduced by the highest outstanding loan balance in the previous 12-month period. A participant’s loan is financed proportionately from the account balances held in each of the funds. Loan terms can be repaid in 1, 2, 3, 4, or 5 years or, in the case of a home purchase, up to 15 years. The interest rate on the loans is 1% above the prime rate as represented in The Wall Street Journal on the last business day of the calendar month preceding the calendar month in which the loan is granted. Loans are repaid through payroll deductions and are secured by the participant’s remaining account balance. If the participant terminates employment with the Company, either the outstanding loan balance must be repaid in a lump sum or distributions to the participant will be reduced accordingly.

Interest rates ranged from 4.25% to 5.00% for new loans issued in 2009. Participant loans of $8,200,698 and $8,165,803 were outstanding as of December 31, 2009 and 2008, respectively.

Distributions — Upon death, disability, termination of employment, or retirement, participants may elect a lump-sum payment from the Plan. An annuity option may be available if participants had money transferred into the Plan from the Apogee Enterprises, Inc. Retirement Plan, which was frozen on January 1, 2002, or from the Tru Vue Plan, which was frozen on December 31, 2004.

A participant can elect to retain his or her account balance over $5,000 with the Plan until the later of separation of service or age 70 1/2 ; however, a 5% or more owner of Company stock may not defer his or her distribution beyond age 70 1/2.

Employees may make withdrawals upon attainment of age 59 1/2. Early withdrawal from employee basic contributions is permitted only if financial hardship is demonstrated and other financial resources are not available. Hardship withdrawals shall be made in compliance with safe harbor regulations established by the IRS. Employees may make one withdrawal per year from their supplementary contribution accounts without any reason being given.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Plan maintains its accounting records on the accrual basis of accounting. Transactions and assets of the Plan are accounted for using the following accounting policies:

a.	The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s common stock is valued at the closing price reported on the NASDAQ Global Select Market on the last business day of the Plan year. Money market funds are stated at amortized cost, which approximates fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common/collective trust funds are stated at fair value as determined by the issuer of the common/collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Fair value of the investment contracts are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Participant loans are valued at the outstanding loan balances which approximates fair value.

The State Street Global Advisors Principal Accumulation Return Fund is a stable value fund that is a commingled pool of the State Street Bank and Trust Company Investment Funds for Tax-Exempt Retirement Plans Declaration of Trust. The fund may invest in one or more bank, insurance company or synthetic investment contracts, and in short-term investments or other collective investment funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. In accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statements of changes in net assets available for benefits is presented on a contract value basis.

b.	Investment income is recorded on the accrual basis and dividend income on the ex-dividend date. Investment income includes recognition and allocation of interest income, dividend income, and realized and unrealized gains and losses.

c.	Deposits, withdrawals, and transfers by the participating plans are made at fair value when the transactions occur, except for the stable value fund as described above.

New Accounting Pronouncements — In May 2009, the Financial Accounting Standards Board (“FASB”) amended U.S. GAAP with respect to subsequent events. These amendments, among other things, established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The amendments are effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively. In connection with preparing the audited Plan financial statements for the year ended December 31, 2009, we have evaluated subsequent events for potential recognition and disclosure through the date of the Form 11-K filing. See Note 5 for additional information related to subsequent events.

In June 2009, the FASB established the FASB Accounting Standards Codification™ (the “Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with U.S. GAAP. All guidance contained in the Codification carries an equal level of authority. Adoption of the Codification did not have a material impact on the Plan’s financial statements.

In September 2009, the FASB amended U.S. GAAP with respect to accounting for investments in certain entities that calculate net asset per share or its equivalent. The amendments are effective for the first reporting period ending after December 15, 2009. The amendments expand the required disclosures for certain investments with a reported net asset value (“NAV”). It permits, as a practical expedient, an entity holding investments in certain entities that calculate NAV per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that NAV per share or its equivalent without adjustment. It requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan has adopted the amendments on a prospective basis for the year ended December 31, 2009. Adoption did not have a material impact on the fair value determination and disclosure of applicable investments.

In January 2010, the FASB amended U.S. GAAP with respect to disclosures about fair value measurements. The amendments add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. The amendments are effective for periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010. Plan management does not expect the adoption to have a material impact on the Plan’s financial statements.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative Expenses — In 2009, all administrative expenses related to trustee and recordkeeping were paid by the Plan. Expenses of approximately $50,000 were paid in 2008 by the Company for the Plan, at the Company’s discretion, with the remaining expenses being paid by the Plan.

Payments of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not been paid, were $223,000 at December 31, 2009. There were no such amounts at December 31, 2008.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008, are as follows:

	2009	2008

State Street Global Advisors Principal
Accumulation Return Fund*	$34,265,493	$38,018,721
T.Rowe Price 2025 Fund	14,057,127	**
Fidelity Advisor Diversified International Fund	13,109,578	10,278,592
T.Rowe Price 2020 Fund	12,277,707	**
Franklin Small Cap Growth Fund II	12,256,093	8,565,635
State Street Global Advisors S&P 500 Index Fund*	12,039,929	10,070,078
State Street Global Advisors Large Cap Value Fund*	11,839,563	10,682,706
T.Rowe Price 2030 Fund	10,209,361	**
State Street Global Advisors Moderate Asset Allocation Fund*	**	42,546,360
Loans to Participants*	**	8,165,803

*	Denotes party-in-interest
**	Denotes less than 5% of net assets

During the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008

Common/collective funds:
State Street Global Advisors S&P 500 Index Fund*	$2,605,014	$(6,057,440)
State Street Global Advisors Mid Cap Fund*	2,280,421	(4,903,696)
State Street Global Advisors Russell 2000 Fund*	56,046	—
State Street Global Advisors Conservative Asset Allocation Fund*	(22,181)	(224,844)
State Street Global Advisors Aggressive Asset Allocation Fund*	(211,668)	(2,450,412)
State Street Global Advisors Moderate Asset Allocation Fund*	(1,334,595)	(14,204,203)

Total common/collective funds	3,373,037	(27,840,595)

Employer securities —
Apogee Enterprises, Inc. Common Stock*	2,494,394	(4,022,216)

Mutual funds:
T.Rowe Price 2025 Fund	4,032,408	—
Franklin Small Cap Growth Fund II	3,880,679	(6,183,310)
T.Rowe Price 2020 Fund	3,327,012	—
Fidelity Advisor Diversified International Fund	3,162,166	(8,174,587)
T.Rowe Price 2030 Fund	2,932,699	—
T.Rowe Price 2035 Fund	2,228,446	—
T.Rowe Price 2015 Fund	2,028,675	—
T.Rowe Price 2040 Fund	1,684,895	—
State Street Global Advisors Large Cap Value Fund*	1,640,235	(6,511,248)
MFS Large Cap Growth Fund	1,634,698	(2,965,693)
T.Rowe Price 2045 Fund	1,124,997	—
T.Rowe Price 2010 Fund	599,431	—
T.Rowe Price 2050 Fund	431,501	—
State Street Global Advisors Bond Market Fund*	338,419	192,171
Artisan Midcap Value Fund	204,821	—
T.Rowe Price Income Fund	173,232	—
Dodge & Cox International Stock Fund	172,849	—
ING Columbia Small Cap Fund	144,635	—
ING FMR Diversified Midcap Fund	133,141	—
Vanguard International Stock Fund	94,142	—

Total mutual funds	29,969,081	(23,642,667)

Net appreciation (depreciation) in fair value of investments	$35,836,512	$(55,505,478)

*	Denotes party-in-interest

4.	STABLE VALUE FUND

The State Street Global Advisors (SSgA) Principal Accumulation Return Fund (the “Fund”) was established by SSgA Bank under the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans Declaration of Trust. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant NAV of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund. It is the policy of the Fund to use its best efforts to maintain a stable NAV of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the ability of the fund to transact at contract value:

Participation in the Fund — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to non-competing funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	Plant closings, layoffs, bankruptcy or reorganization, mergers, or early retirement incentive programs

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan

Investments in the Fund — The Fund invests in assets, typically fixed-income securities, and enters into “wrap” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	An uncured default by either the Fund or issuer allowing the non-defaulting party to terminate the contract

•	Any change in law, regulation, or administrative ruling that could have a material adverse effect on the Fund’s cash flow

•	Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

5.	LITIGATION

In January 2009, the Company, on behalf of the Plan, commenced a lawsuit against State Street Bank and Trust Company and ING Institutional Plan Services LLC (formerly CitiStreet LLC) to recover certain losses the Plan suffered during 2007. The Company has agreed to fund the litigation expenses of such suit and to recover such expenditures only should the Plan recover lost earnings. In November 2008, the company and the Plan entered into an agreement regarding such expenditures.

In March 2010, the Plan received $3,486,000 from a fair fund that the State Street Bank and Trust Company had set up as a result of a settlement between State Street and the Securities and Exchange Commission (“SEC”). This settlement resulted from an investigation the SEC launched into certain losses from State Street’s income funds which the Plan was invested in. The Plan transferred $909,000 to the Company to offset against the attorneys’ fees and costs it has incurred in its ongoing litigation against State Street and Citistreet. The remaining $2,577,000 has was allocated to participants who were invested in the fund when the losses occurred. The Company’s lawsuit against State Street Bank and Trust Company and ING Institutional Plan Services LLC is still ongoing.

6.	TAX STATUS

The Company received a favorable determination letter dated August 13, 2002, from the IRS stating that the Plan and related trust are designed in compliance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe the Plan is being operated in conformity with applicable requirements of the IRC, and as a result, no provision for income tax is believed necessary.

7.	PLAN TERMINATION

The Company and its subsidiaries have voluntarily agreed to make contributions to the Plan as specified in the Plan documents. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to such provisions set forth in ERISA. In the event that the Plan is terminated, all participant Company-contributed account balances, which normally vest over three years, would become 100% vested immediately.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by State Street Bank and Trust Company. State Street Bank and Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions. The Plan paid $91,000 for investment management services, which were included as a reduction of the return earned on each fund for the year ended December 31, 2009.

At December 31, 2009 and 2008, the Plan held 633,635 and 631,009 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $6,931,623 and $7,589,790, respectively. During the years ended December 31, 2009 and 2008, the Plan recorded dividend income from the Company’s common stock of $218,695 and $204,975, respectively.

9.	FINANCIAL ASSETS

The Plan accounts for financial assets and liabilities in accordance with accounting standards that define fair value and establish a framework for measuring fair value. The hierarchy prioritizes the inputs into three broad levels: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument, and Level 3 inputs are unobservable inputs based on the Plan’s assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest-level input that is significant to the fair value measurement.

Financial assets and liabilities measured at fair value as of December 31, 2009, are as follows:

	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total Fair Value

Mutual funds:
Retirement target funds	$65,417,263	$—	$—	$65,417,263
Large cap funds	18,788,377	—	—	18,788,377
International stock funds	14,193,311	—	—	14,193,311
Small-cap funds	12,665,051	—	—	12,665,051
Fixed-income funds	7,599,552	—	—	7,599,552
Mid cap funds	1,717,805	—	—	1,717,805
Income funds	1,012,270	—	—	1,012,270
Apogee common stock	8,870,890	—	—	8,870,890
Money market	150,432	—	—	150,432
Common collective trust funds:
Stable value fund	—	34,842,292	—	34,842,292
Index funds	—	19,774,705	—	19,774,705
Participant loans	—	8,200,698	—	8,200,698

Total	$130,414,951	$62,817,695	$—	$193,232,646

The Stable Value Fund is a diversified portfolio of fixed-income assets. This diversified fund seeks to maintain a high overall credit quality and consists of various publicly traded fixed-income instruments. The current average credit quality of the underlying fixed-income investment strategy is AA and is benchmarked to the Barclays Capital U.S. Aggregate Index. These investments are available to redeem immediately, and there are no redemption restrictions or notice periods required. There were no unfunded commitments as of December 31, 2009.

The Index Funds are a diversified portfolio of all stocks representing the S&P 500, Russell 2000, and Midcap Indices. These funds seek to closely reproduce the returns of the U.S. stock market captured by these indices. The funds may also hold 2%–5% of its value in futures contracts. The strategy of investing in the same stocks as the Index minimizes the need for trading and therefore results in lower expenses. These investments are available to redeem immediately, and there are no redemption restrictions or notice periods required. There were no unfunded commitments as of December 31, 2009.

Financial assets and liabilities measured at fair value as of December 31, 2008, are as follows:

	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total Fair Value

Mutual funds	$23,356,857	$—	$—	$23,356,857
Employer securities	7,201,681	—	—	7,201,681
Money market	140,106	—	—	140,106
Common/collective trust	—	118,020,194	—	118,020,194
Participant loans	—	8,165,803	—	8,165,803
Investment contracts	—	—	449,305	449,305

Total fair value	$30,698,644	$126,185,997	$449,305	$157,333,946

A reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) for the year ended December 31, 2009, is as follows:

Beginning balance — January 1, 2009	$449,305
Change in unrealized depreciation	(7,568)
Net sales	(441,737)

Ending balance — December 31, 2009	$—

Following is a description of the valuation methodologies used for assets measured at fair value:

Level 1 — Valued at the closing price reported on the active market on which the individual securities are traded.

Level 2 — Valued using other significant observable inputs which include quoted prices for similar securities, interest rates, prepayments speeds, and credit risk.

Level 3 — Value is determined by using significant unobservable inputs. Unobservable inputs reflect assumptions about the factors market participants would use in valuing a portfolio instrument and would be based on the best information available.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of investments per the financial statements to the Form 5500 for the years ended December 31, 2009 and 2008, is as follows:

	2009	2008

Investments at fair value per financial statements	$193,232,646	$157,333,946
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(576,799)	298,976

Investment per the Form 5500	$192,655,847	$157,632,922

For the year ended December 31, 2009, a reconciliation of distributions to participants per the financial statements to the Form 5500 is as follows:

Total distributions to participants per the financial statements	$(19,980,279)
Less amount allocated to participants for withdrawal at December 31, 2009	(223,000)

Total distributions to participants per the Form 5500	$(20,203,279)

For the year ended December 31, 2009, a reconciliation of net assets available for benefits per the financial statements to the Form 5500 is as follows:

Net assets available for benefits per the financial statements	$197,758,718
Less amount allocated to participants for withdrawal at December 31, 2009	(223,000)

Net assets available for benefits per the Form 5500	$197,535,718

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE

REQUIREMENTS OF FORM 5500

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

EIN: 41-0919654, PLAN NUMBER: 005

SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

Description	Cost	Description of Investment	Current Value

State Street Global Advisors Money Market Fund*	**	Money Market	$150,432
State Street Global Advisors Principal Accumulation Return Fund*	**	Common/Collective Trust	34,265,493
T.Rowe Price 2025 Fund	**	Mutual Fund	14,057,127
Fidelity Advisor Diversified International Fund	**	Mutual Fund	13,109,578
T.Rowe Price 2020 Fund		Mutual Fund	12,277,707
Franklin Small Cap Growth Fund II	**	Mutual Fund	12,256,093
State Street Global Advisors S&P 500 Index Fund*	**	Common/Collective
		Trust	12,039,929
State Street Global Advisors Large Cap Value Fund*	**	Mutual Fund	11,839,563
T.Rowe Price 2030 Fund	**	Mutual Fund	10,209,361
T.Rowe Price 2015 Fund	**	Mutual Fund	8,245,394
State Street Global Advisors Bond Market Fund*	**	Mutual Fund	7,599,552
T.Rowe Price 2035 Fund		Mutual Fund	7,570,430
State Street Global Advisors Mid Cap Fund*	**	Common/Collective Trust	7,548,093
MFS Large Cap Growth Fund	**	Mutual Fund	6,948,814
T.Rowe Price 2040 Fund	**	Mutual Fund	5,720,739
T.Rowe Price 2045 Fund	**	Mutual Fund	3,637,009
T.Rowe Price 2010 Fund	**	Mutual Fund	2,357,431
T.Rowe Price 2050 Fund	**	Mutual Fund	1,342,065
T.Rowe Price Income Fund	**	Mutual Fund	1,012,270
Artisan Midcap Value Fund	**	Mutual Fund	966,211
ING FMR Diversified Midcap Fund	**	Mutual Fund	751,594
Dodge & Cox International Fund	**	Mutual Fund	588,219
Vanguard International Stock Fund	**	Mutual Fund	495,514
ING Columbia Small Cap Fund	**	Mutual Fund	408,958
State Street Global Advisors Russell 2000 Fund*	**	Common/Collective Trust	186,683
Apogee Enterprises, Inc. Common Stock*	**	Employer Securities	8,870,890

Loans to participants, with maturity dates ranging from January 8, 2010 to March 3, 2023, and with interest ranging from 4.25% to 9.50%*	**	Participant Loans	8,200,698

TOTAL INVESTMENTS			$192,655,847

*	Denotes party-in-interest.
**	Historical cost has been omitted for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

APOGEE ENTERPRISES, INC. 401(K) RETIREMENT PLAN

By:	APOGEE ENTERPRISES, INC.,
the Plan Administrator

	By:	/s/ James S. Porter
James S. Porter
Chief Financial Officer

Date: June 29, 2010